UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                               Chiste Corporation
                                ----------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                                 17017Q 10 7
                                -----------------
                                 (CUSIP Number)

                        Keating Reverse Merger Fund, LLC
                          5251 DTC Parkway, Suite 1090
                        Greenwood Village, CO 80110-2739
                                 (720) 889-0131
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 7, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. ..................................


-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Keating Reverse Merger Fund, LLC
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  |_|
     (b)  |_|
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  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               N/A
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             7,545,000 (see Item 3 below)
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     7,545,000
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     N/A
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     7,545,000
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     4.05%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    OO - Limited Liability Company
-------------------------------------------------------------------------------

Item 1. Security and Issuer

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock $0.001 par value ("Common Stock") of Chiste Corporation, a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is 1801 Route 51 South Jefferson Hills, PA 15025.

Item 2. Identity and Background

         (a) This statement on Schedule 13D is filed on behalf of the Keating Reverse Merger Fund, LLC, (the "Reporting Person") as the direct beneficial owner of the shares of Common Stock. The Managing Member of the Reporting Person is Timothy J. Keating.

         (b) The Reporting Person is a limited liability company under the laws of the State of Delaware. The Reporting Person's business address is 5251 DTC Parkway, Suite 1090, Greenwood Village, CO 80111-2739.

         (c) The Reporting Person is an institutional investor.

         (d) During the past five (5) years, none of the Reporting Person or, to the best of its knowledge, any of its officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five (5) years, none of the Reporting Person or, to the best of its knowledge, any of its officers or directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of the Reporting Person is the United States.

Item 3. Source and Amount of Funds or Other Consideration

         The Reporting Person, on May 4, 2004, acquired 800,000 shares of Common Stock ("Shares") from the Issuer in exchange for a purchase price of $80,000.00 and 6,645,000 Shares from the Issuer upon conversion of certain Secured Convertible Notes it had purchased from Aztore Holdings, Inc., for a purchase price of $360,000.00.

         On May 27, 2004, the Reporting Person acquired an additional 100,000 Shares from the Issuer in exchange for a purchase price of $10,000.

         The funds used for the purchases have been provided from the Reporting Person's working capital.

         This Amendment relates to the closing (the "Closing") of the transactions contemplated by that certain Exchange Agreement dated May 13, 2005 ("Exchange Agreement"), by and among the Issuer, HydroGen, LLC, Leo Blomen, Joshua Tosteson, and the other members of HydroGen, LLC, which occurred on July 6, 2005. At the Closing, pursuant to the terms of the Exchange Agreement, the Issuer acquired all of the outstanding membership interests of HydroGen, LLC (the "Interests") from Messrs. Blomen and Tosteson and the other HydroGen members, and Messrs. Blomen and Tosteson and the other HydroGen members contributed all of their Interests to the Issuer. In exchange, the Issuer issued to Messrs. Blomen and Tosteson and the other HydroGen members 742,255 shares of Series B Convertible Preferred Stock, par value $0.001 per share, of the Issuer ("Preferred Shares"), which are convertible into 137,578,560 shares of the Issuer's common stock. Immediately following the Closing, on July 7, 2005, the Issuer issued 211,569 Preferred Shares to certain institutional investors, which are convertible into 39,214,769 shares of the Issuer's common stock.

         As a result of the Closing and the investment by institutional investors, the Reporting Entity holds 4.05% of the total combined voting power of all classes of the Issuer's capital stock outstanding. The beneficial ownership of the Issuer's common stock reported in this Amendment by the Reporting Entity is based on such entity's ownership of the Issuer's common stock, prior to any proposed reverse split, and assumes a total of 186,189,958 shares of the Issuer's common stock outstanding as of July 7, 2005, on a pre-reverse split and an as-converted-to-common-stock basis.

         The Issuer, the Reporting Entity, Messrs. Blomen and Tosteson and the other HydroGen members, and the institutional investors have entered into a voting agreement. The period of the voting agreement is one year from the closing date of the exchange transaction, except that certain institutional investors agreed to the same terms but for shorter periods. Under the voting agreement, the parties have agreed to vote their shares of the Issuer's common stock (voting together on an as-converted-to-common-stock basis) to (i) elect one person designated by the Reporting Entity from time to time (the "KRM Designate") to the Issuer's board for a period of one year following the Closing, (ii) elect such other persons that may be designated by Messrs. Blomen and Tosteson from time to time to fill any vacant position on the board of directors (other than the KRM Designate), and (iii) approve a 1 for 25 reverse stock split, and a corporate name change (clause (iii) is referred to herein as the "Actions"). The parties also agreed to maintain the board of directors at five persons.

         In the event that the Reporting Entity fails to vote its shares to approve each of the Actions, it has granted to Messrs. Blomen and Tosteson a proxy to vote its shares to approve such Actions. Accordingly, Messrs. Blomen and Tosteson hold shared voting power over the shares held by the Reporting Entity (7,545,000 shares). The Reporting Entity hereby disclaims any shared voting power with respect to any matters other than the Actions.

         The Voting Agreement dated July 6, 2005, by and among the Issuer, the Reporting Entity, Messrs. Blomen and Tosteson and the other members of HydroGen, LLC, is attached hereto as Exhibit 1, and incorporated herein by reference.

         Reference is made to the disclosure set forth under Items 4, 5 and 6 of this Amendment, which disclosure is incorporated herein by reference.

Item 4. Purpose of Transaction

          Reference is made to the disclosure set forth under Items 3, 5 and 6 of this Amendment, which disclosure is incorporated herein by reference.

         The Reporting Entity made its prior purchases of the Issuer's common stock for investment purposes. The Reporting Entity disclaims any membership in a group relating to the Issuer except with respect to the Actions described above to which the Reporting Entity has agreed to vote.

         The Reporting Entity anticipates taking action to approve (i) the 1 for 25 reverse stock split, and (ii) a corporate name change.

         At the date of this filing, the Reporting Person, except as set forth in this Amendment and except for the exchange agreement and voting agreement discussed in Item 3 above, does not have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except that the Reporting Person may, depending upon prevailing market prices or conditions, decide to increase or decrease its position in the Issuer through open market or privately negotiated transactions with third parties

         (b) At the time of the event which required the filing of this report the Reporting Person had no plans or proposals relating to an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

         (e) Any material change in the present capitalization or dividend policy of the issuer

         (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

         (j) Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer

         Reference is made to the disclosure set forth under Items 3, 4 and 6 this Amendment, which disclosure is incorporated herein by reference.

         As of July 7, 2005, the Reporting Entity beneficially owned 7,545,000 shares of the Issuer's common stock prior to any proposed reverse split (the "KRM Shares"). Assuming a total of 186,189,958 shares of the Issuer's common stock outstanding as of July 7, 2005, on a pre-reverse split and as-converted basis, the KRM Shares constitute approximately 4.05% of the shares of the Issuer's common stock issued and outstanding.

         The Reporting Entity has the sole power to dispose of the KRM Shares. The Reporting Entity shares, with Messrs. Blomen and Tosteson, the power to vote the KRM Shares with respect to the Actions.

         Transactions by the Reporting Entity in the Issuer's common stock effected in the past 60 days are described in Item 3 above.

         As a result of the Closing of the exchange and the investment by institutional investors, on July 7, 2005, the Reporting Entity ceased to be the beneficial owner of more than five percent of the Issuer's common stock issued and outstanding on an as converted and pre-reverse split basis.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Amendment, which disclosure is incorporated herein by reference.

         The Voting Agreement dated July 6, 2005, by and among the Issuer, the Reporting Entity, Messrs. Blomen and Tosteson and the other members of HydroGen, LLC, is attached hereto as Exhibit 1, and incorporated herein by reference.


Item 7. Material to Be Filed as Exhibits:

Exhibit No.

      1 Voting Agreement dated as of July 6, 2005, by and among the the Issuer, the Reporting Entity, Messrs. Blomen and Tosteson and the other members of HydroGen, LLC Reporting Person and HydroGen, LLC




                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: July 11,2005                           Keating Reverse Merger Fund, LLC.
                                            A Delaware limited liability company

                                            By: /s/ Timothy J. Keating
                                               -----------------------
                                                Timothy J. Keating
                                                Managing Member